

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Stephen M. Kadenacy
Chief Executive Officer
BRC Inc.
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, Texas 78746

> **Re: BRC Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 14, 2021**
> **File No. 333-260942**

Dear Mr. Kadenacy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

Form S-4/A filed December 14, 2021

General

1.   We note your response to prior comment 3. It appears that, notwithstanding the form of the private transaction, the substance of the PIPE transaction will permit the recipients of those securities to receive unrestricted shares. We do not believe that attempting to register the offer and sale of securities that were issued privately is consistent with Section 5 of the Securities Act. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

    You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jonathan Ko